U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”):
FRONTEER DEVELOPMENT GROUP INC.
B.	(1)	This is [check one]:
☑ an original filing for the Filer

☐ an amended filing for the Filer
(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐
C.	Identify the filing in conjunction with which this Form being filed:
Name of registrant: Fronteer Development Group Inc.
Form type: Form F-8
File Number (if known): 333-158167
Filed by: Fronteer Development Group Inc.
Date Filed (if filed concurrently, so indicate): March 24, 2009, filed concurrently with Form F-8.
D.	The Filer is incorporated or organized under the laws of the laws of Ontario, Canada and has its principal place of business at 1650-1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9; Telephone No. (604) 632-4677.

E.	The Filer designates and appoints Troutman Sanders LLP (“Agent”) located at 222 Central Park Avenue, Suite 2000, Virginia Beach, VA 23462, Telephone No. (757) 687-7500, as agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or related to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-8 on March 24, 2009, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	The Filer, in connection with the use of Form F-8, stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the effective date of the latest Amendment to such Form F-8. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-8; the securities to which the Form F-8 relates; and the transactions in such securities.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, this 24th day of March, 2009.

FRONTEER DEVELOPMENT GROUP INC.
By:	/s/ Sean Tetzlaff
	Name:	Sean Tetzlaff
	Title:	Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.
TROUTMAN SANDERS LLP
As Agent for Service of Process for
Fronteer Development Group Inc.

By:	/s/ Thomas M. Rose
	Name:	Thomas M. Rose
	Title:	Partner

Date: March 24, 2009

3